================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 STELLENT, INC.
          (Name of Subject Company--Issuer and Filing Person--Offeror)

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
 ISSUED UNDER THE STELLENT, INC. 1994-1997 STOCK OPTION AND COMPENSATION PLAN;
              THE STELLENT, INC. 1999 EMPLOYEE STOCK OPTION PLAN;
THE STELLENT, INC. 2000 EMPLOYEE STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED;
                OR THE STELLENT, INC. 2000 STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                                   85856W105
        (CUSIP Number of Class of Securities (Underlying Common Stock))


                               VERNON J. HANZLIK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 STELLENT, INC.
                           7777 GOLDEN TRIANGLE DRIVE
                         EDEN PRAIRIE, MINNESOTA 55344
                           TELEPHONE: (952) 903-2000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   Copies to:
                                   KRIS SHARPE
                                 GORDON S. WEBER
                              JONATHAN R. ZIMMERMAN
                               FAEGRE & BENSON LLP
                             2200 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: (766) 766-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee**

  $5,345,000                                                   $491.74


* Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of Common Stock of Stellent, Inc. having an aggregate value of approximately $5,345,000 as of November 29, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on November 29, 2002.

** In accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, the fee is calculated as the product of the transaction value multiplied by $92 per $1,000,000.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:      Not applicable      FILING PARTY: Not applicable.

FORM OR REGISTRATION NO.:    Not applicable      DATE FILED: Not applicable.

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTION TO WHICH THE STATEMENT RELATES:

[ ]    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

[X]    ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

[ ]    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

[ ]    AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender [ ]


================================================================================

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Exchange, dated December 3, 2002 (the "Offer to Exchange"), attached hereto as Exhibit 99.(a)(1), under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer is Stellent, Inc., a Minnesota corporation (the "Company"), the address of its principal executive office is 7777 Golden Triangle Drive, Eden Prairie, Minnesota 55344 and the telephone number of its principal executive office is
         (952) 903-2000.

         (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options currently outstanding under the Company's (a) 1994-1997 Stock Option and Compensation Plan (the "1994-1997 Plan"), (b) 1999 Employee Stock Option Plan (the "1999 Plan"), (c) 2000 Employee Stock Incentive Plan, as amended and restated (the "2000 Employee Plan"), and (d) 2000 Stock Incentive Plan (the "2000 Plan" and collectively with the 1994-1997 Plan, the 1999 Plan and the 2000 Employee Plan, the "Plans") to purchase shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), for replacement options (the "Replacement Options") to purchase shares of Common Stock to be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options represents a fraction of the number of shares of Common Stock subject to the eligible options that are accepted for exchange and cancelled, as set forth in detail in the Offer to Exchange under the "Summary of Terms" section and Section 1 ("Number of Options; Expiration Date"), which are incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         (a) Name and Address. The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Election to Participate in the Option Exchange Program"), Section 4 ("Change in Election"),
         Section 5 ("Acceptance of Options for Exchange; Cancellation of Eligible and Ancillary Options; Issuance of Replacement Options"),
         Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Option Exchange Program; Termination; Amendment") is incorporated herein by reference.

         (b) Purchases. The information set forth in the Offer to Exchange under
         Section 9 ("Absence of Interests of Directors and Officers Regarding the Offer to Exchange; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Exchange under
         Section 2 ("Purpose of the Option Exchange Program") is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange; Cancellation of Eligible and Ancillary Options; Issuance of Replacement Options") and Section 10 ("Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program") is incorporated herein by reference.

         (c) Plans. The information set forth in the Offer to Exchange under
         Section 16 ("Risk Factors") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

         (b) Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Option Exchange Program") is incorporated herein by reference.

         (c) Borrowed Funds. Not applicable.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Financial Information. Item 8 ("Financial Statements and Supplementary Data") of Part II of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and Item 1 ("Financial Statements (Unaudited)") of Part I of the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2002 and September 30, 2002 are incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About Stellent") and Section 17 ("Additional Information") is incorporated herein by reference.

         (b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 9 ("Absence of Interests of Directors and Officers Regarding the Option Exchange Program; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Other Material Information. Not applicable.

ITEM 12.    EXHIBITS.

EXHIBIT
NUMBER                      DESCRIPTION


99.(a)(1)   Offer to Exchange, dated December 3, 2002.


99.(a)(2)   Form of Electronic Letter to Option Holders.

99.(a)(3)   Form of Letter of Transmittal (Election to Participate).

99.(a)(4)   Notice of Withdrawal (Election Not to Participate).

99.(a)(5)   Form of Confirmation of Participation in the Option Exchange
            Program.

99.(a)(6)   Press Release, dated December 3, 2002, entitled "Stellent, Inc.
            Announces Voluntary Stock Option Exchange Program."

99.(a)(7)   Stellent, Inc. Annual Report on Form 10-K for its fiscal year ended
            March 31, 2002, incorporated herein by reference.

99.(a)(8)   Stellent, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 incorporated herein by reference.

99.(a)(9)   Stellent, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 incorporated herein by reference.

99.(a)(10)  Definitive Proxy Statement for the Stellent, Inc. 2002 Annual
            Meeting of Shareholders, filed with the Securities and Exchange Commission on July 26, 2002 and incorporated herein by reference.

99.(b)      Not applicable.

99.(d)(1)   Stellent, Inc. 1994-1997 Stock Option and Compensation Plan
            incorporated herein by reference to Exhibit A of the Company's
            Definitive Proxy Statement filed with the Securities and Exchange
            Commission on July 28, 1998.

99.(d)(2)   Stellent, Inc. 1999 Employee Stock Option Plan incorporated herein by reference to Exhibit 10.31 of the Company's Form 10-Q for the three months ended September 30, 1999.

99.(d)(3)   Stellent, Inc. 2000 Employee Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.34 of the Company's Form 10-Q for the three months ended September 30, 2001.

99.(d)(4)   Stellent, Inc. 2000 Stock Incentive Plan incorporated herein by reference to Exhibit B to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 25, 2000.

99.(g)      Not applicable.

99.(h)      Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

            Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2002

                               STELLENT, INC.

                               By:  /s/ Vernon J. Hanzlik
                                  ----------------------------------------------
                                    Name: Vernon J. Hanzlik
                                    Title: President and Chief Executive Officer

                                INDEX OF EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------


99.(a)(1)         Offer to Exchange, dated December 3, 2002.


99.(a)(2)         Form of Electronic Letter to Option Holders.


99.(a)(3)         Form of Letter of Transmittal (Election to Participate).


99.(a)(4)         Notice of Withdrawal (Election Not to Participate).


99.(a)(5)         Form of Confirmation of Participation in the Option
                  Exchange Program.


99.(a)(6)         Press Release, dated December 3, 2002, entitled "Stellent,
                  Inc. Announces Voluntary Stock Option Exchange Program."


99.(a)(7)         Stellent, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, incorporated herein by reference.

99.(a)(8)         Stellent, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 incorporated herein by reference.


99.(a)(9)         Stellent, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 incorporated herein by
                  reference.


99.(a)(10)        Definitive Proxy Statement for the Stellent, Inc. 2002 Annual
                  Meeting of Shareholders, filed with the Securities and
                  Exchange Commission on July 26, 2002 and incorporated herein by reference.


99.(b)            Not applicable.

99.(d)(1)         Stellent, Inc. 1994-1997 Stock Option and Compensation Plan
                  incorporated herein by reference to Exhibit A of the Company's
                  Definitive Proxy Statement filed with the Securities and
                  Exchange Commission on July 28, 1998.

99.(d)(2)         Stellent, Inc. 1999 Employee Stock Option Plan incorporated herein by reference to Exhibit 10.31 of the Company's Form
                  10-Q for the three months ended September 30, 1999.

99.(d)(3)         Stellent, Inc. 2000 Employee Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit
                  10.34 of the Company's Form 10-Q for the three months ended
                  September 30, 2001.


99.(d)(4)         Stellent, Inc. 2000 Stock Incentive Plan incorporated herein by reference to Exhibit B to the Company's Definitive Proxy
                  Statement filed with the Securities and Exchange Commission on
                  July 25, 2000.

99.(g)            Not applicable.

99.(h)            Not applicable.